Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 25, 2014	NR 18 - 2014

Avrupa Minerals Completes $1,100,000 Financing

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the financing first reported on August 5, 2014, and then increased on August 12, 2014, has been closed at $1,100,000.

Certain strategic investors participated in the financing. The management team and several shareholders also increased their positions. The support of the current shareholder group is a significant benefit to Avrupa in working to achieve its goals.

Avrupa issued 4.4 million units (a “Unit”) at $0.25 per Unit, for gross proceeds of $1,100,000.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring August 22, 2017, at a price of $0.40 per common share.

As part of the financing, Avrupa issued Finder’s warrants, entitling the holder to purchase up to 152,600 Units for a period of 36 months from issue at $0.25 per Unit.  The Company also paid a cash finder’s fee of $27,250.  The securities issued are subject to a four-month hold period, expiring on December 21, 2014. Insiders participated in the offering for a total of 735,000 Units.

Mark T. Brown, a director, commented, “Avrupa is pleased with the continued strong support shown by the core strategic shareholder group including insiders, Callinan, and certain individual investors.  With this financing completed, the Company is in a strong position to look for more strategic partners to advance its other properties, along with the three joint-venture partners’ programs and the exploration alliance with Callinan.”

Avrupa now has 43,373,571 common shares outstanding upon completion of this financing.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Mark T. Brown”

Mark T. Brown, Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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